Alibaba.com

ALIBABA.COM LIMITED
c/o 2402-05 Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong
Tel: (852) 2215-5100 Fax: (852) 2215-5200

www.alibaba.com

Our Ref. : CS/L02-08 RECEIVED **BY COURIER**

15 January 2008 2008 JAN 17 P 12:09

[redacted]

08000266

SUPPL

Mr. Elliot Staffin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Sirs,

Alibaba.com Limited
Submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
File no. 82-35131

We refer to the letter from Sullivan & Cromwell LLP to you dated 9 November 2007 and enclose herewith the following information referred to in Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), namely, information that Alibaba.com Limited (the "Company") (i) has made or is required to make public pursuant to the laws of the Cayman Islands; or (ii) has filed or is required to file with the Hong Kong Stock Exchange, and which was made public by the Hong Stock Exchange; or (iii) has distributed or is required to distribute to its security holders. Copies of these documents are enclosed:

1. Announcement dated 26 November 2007 in respect of the stabilizing action and end of stabilization period; and
2. Announcement dated 31 December 2007 in respect of the change of company secretary of the Company.

This information is being furnished pursuant to Rule 12g3-2(b) under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please feel free to contact the undersigned by telephone : 852-2215 5199 or by email : elsawong@hk.alibaba-inc.com, or our Ms. Lanna Ng, telephone : 852- 2215 5194 or email : lannang@hk.alibaba-inc.com.

Yours faithfully,
For and on behalf of
ALIBABA.COM LIMITED

PROCESSED
JAN 23 2008
THOMSON FINANCIAL

Elsa Wong
Company Secretary

Encls.

c.c. Mr. Henry Li, Sullivan & Cromwell LLP (w/o enclosures)

dlw 1/18

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.

This Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This Announcement is not, and is not intended to be, an offer of securities of Alibaba.com Limited (the "Company") for sale in the United States. Securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration under the United State Securities Act 1933, as amended.

This Announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

Unless otherwise defined herein, terms used in this Announcement shall have the same meanings as those defined in the prospectus dated October 23, 2007 (the "Prospectus") issued by the Company.

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 1688)

STABILIZING ACTION AND END OF STABILIZATION PERIOD

SUMMARY

The Company announces that the stabilization period in connection with the Global Offering ended on November 25, 2007.

The only stabilizing action undertaken during the stabilization period was the exercise of the Over-Allotment Option in full in respect of 113,678,000 Shares by the Stabilizing Manager on behalf of the International Underwriters on November 6, 2007, solely to cover over-allocation of 113,678,000 Shares in the International Offering.

The Company announces that the stabilization period in connection with the Global Offering ended on November 25, 2007.

The only stabilizing action undertaken during the stabilization period was the exercise in full of the Over-Allotment Option in respect of 113,678,000 Shares by the Stabilizing Manager on behalf of the International Underwriters on November 6, 2007, solely to cover over-allocation of 113,678,000 Shares in the International Offering.

As a result of the exercise of the Over-Allotment Option in full by the Stabilizing Manager, the Selling Shareholder sold 113,678,000 Shares, representing approximately 13.24% of the Shares initially offered under the Global Offering, at the offer price of HK$13.50 per share (excluding brokerage fee of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%). Details of the exercise of the Over-Allotment Option were announced by the Company on November 6, 2007.

On behalf of the Board
Ma Yun, Jack
Chairman

Hong Kong, November 26, 2007

As at the date of this Announcement, our Chairman and Non-executive Director is Ma Yun, Jack, our Executive Directors are Wei Zhe, David, Wu Wei, Maggie, Dai Shan, Trudy, Peng Yi Jie, Sabrina, Xie Shi Huang, Simon, our Non-executive Directors are Tsai Chung, Joseph, Tsuei, Andrew Tien-Yuan, Tsou Kai-Lien, Rose, Okada, Satoshi, and our Independent Non-executive Directors are Long Yong Tu, Niu Gen Sheng and Kwauk Teh Ming, Walter.

Alibaba.com 阿里巴巴

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 1688)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Alibaba.com Limited (the "Company") announces that Mr. Timothy Alexander Steinert ("Mr. Steinert") will resign as the Company Secretary of the Company with effect from 1 January 2008 and Ms. Wong Lai Kin, Elsa ("Ms. Wong") will be appointed in place of him on the same date. Ms. Wong qualified as a solicitor of the High Court of the Hong Kong Special Administrative Region of the People's Republic of China in 1991.

The Board would like to take this opportunity to thank Mr. Steinert for his contribution to the Company during his tenure of services and to welcome Ms. Wong.

On behalf of the Board
MA Yun
Chairman

Hong Kong, 31 December 2007

As at the date of this announcement, the composition of the Board is as follows:

Chairman and Non-executive Director
Mr. MA Yun

Executive Directors
Mr. WEI Zhe
Ms. WU Wei
Ms. DAI Shan
Ms. PENG Yi Jie
Mr. XIE Shi Huang

Non-executive Directors
Mr. TSAI, Joseph Chung
Mr. TSUEI, Andrew Tien Yuan
Ms. TSOU, Kai-Lien
Mr. OKADA, Satoshi

Independent Non-executive Directors
Mr. LONG Yong Tu
Mr. NIU Gen Sheng
Mr. KWAUK, Teh Ming Walter

END